September 27, 2022
Via EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Eric McPhee & Wilson Lee (Staff) Office of Real Estate & Construction
Re:	Western Asset Mortgage Capital Corporation Form 10-K for the year ended December 31, 2021 File No. 001-35543
Ladies and Gentlemen:
Western Asset Mortgage Capital Corporation (“WMC”) submits this letter in response to comments from the staff (the “Staff”) of the Office of Real Estate & Construction of the Securities and Exchange Commission received by letter dated September 13, 2022, relating to the above-referenced filing.
For ease of reference, we have repeated the Staff’s comment in bold text preceding WMC’s response:

Forms 10-K for the year ended December 31, 2021
ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.
Non-GAAP Financial Measures, page 62

1.Please revise your disclosures to further expand and explain why you believe that presentation of the non-GAAP financial measures Net Investment Income and Net Interest Margin provide useful information to investors regarding your financial condition and results of operations. Reference is made to Item 10(e)(1)(C) and (D) of Regulation S-K.

Response:

We acknowledge the Staff’s comment, and in future SEC filings the Company will revise its disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations in Forms 10-K and 10-Q to expand the reasons why the non-GAAP financial measures of net investment income and net interest margin provide useful information to investors regarding the Company’s financial condition and results of operations.

For the Staff's review and consideration, the Company has provided the following illustrative example of the proposed revised discussion.

“Net investment income:

Net investment income is a non-GAAP financial measure that is an adjustment to net income which excludes the net interest income for third-party consolidated VIEs and includes premium amortization for interest rate swaps included in gain/loss on derivative instruments. Net investment income provides investors visibility into distributable earnings and is used as an input when calculating net interest margin. Net investment income may not be comparable to similar measures presented by other companies, as it is a non-GAAP financial measure that is not based on a comprehensive set of accounting rules or principles and therefore may be defined differently by other companies. Net investment income should be considered in addition to, not as a substitute for, or superior to, financial measures determined in accordance with GAAP.

Securities and Exchange Commission
Re: Western Asset Mortgage Capital Corporation
September 27, 2022

Net interest margin:

Net interest margin is a non-GAAP financial measure calculated by dividing adjusted net interest income by adjusted total investments for the period. Net interest margin provides investors visibility into the Company’s profitability of interest income versus interest expense after excluding consolidating VIEs and adding the net effect of our interest rate swaps and derivatives for insight into distributable income. However, since net interest margin is an adjusted measure derived from net investment income, and differs from net income (loss) as computed in accordance with GAAP, which may not be comparable to similar measures provided by other companies, it should be considered as supplementary to, and not as a substitute for, net income margin computed by net income (loss) in accordance with GAAP.”

Should you have any questions regarding this matter, please don’t hesitate to contact me at 212-601-6218 or Carlos Mosqueda, Controller at 626-360-6655.
WESTERN ASSET MORTGAGE CAPITAL CORPORATION

/s/ Robert Lehman
Robert Lehman
Chief Financial Officer

Cc:    Bonnie M. Wongtrakool, Chief Executive Officer, Director
Elliott Neumayer, Chief Operating Officer
Adam C. E. Wright, Secretary